

Supplementary Material for Financial Results for the 3 months ended June 30, 2004
(Consolidated)

                                                                                                                         (U.S. GAAP)
                                                                                                                         -----------

--------------------------------------------------------------------------------------------------------------------------------
                                                  FY2004 in accordance with U.S. GAAP
                                                                  (Note 1)                                        (Note 1)
                                                    1Q               2Q          1st Half           3Q               4Q

--------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                                 1,535           1,529           3,064            1,672           1,777
    (Japan) - including Daihatsu & Hino              1,006           1,016           2,022            1,100           1,162
         [Daihatsu]                            [       141 ]     [     156 ]     [     297 ]     [      162 ]     [     180 ]
         [Hino]                                [        18 ]     [      26 ]     [      44 ]     [       21 ]     [      22 ]
    (Overseas) - including Daihatsu & Hino             529             513           1,042              572             615
         [Daihatsu]                            [         4 ]     [       6 ]     [      10 ]     [        6 ]     [       8 ]
         [Hino]                                [         - ]     [       - ]     [       - ]     [        - ]     [       - ]
                     North America                     249             240             489              259             286
                        Europe                         126             104             230              137             148
                         Asia                           88              96             184              109             109
                     Latin America                      15              16              31               17              19
                        Oceania                         28              31              59               29              27
                        Africa                          23              26              49               21              26
--------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                   1,594           1,576           3,170            1,700           1,849
    (Japan) - including Daihatsu & Hino                543             538           1,081              554             668
         [Daihatsu]                            [       120 ]     [     120 ]     [     240 ]     [      118 ]     [     155 ]
         [Hino]                                [         9 ]     [      16 ]     [      25 ]     [       12 ]     [      14 ]
    (Overseas) - including Daihatsu & Hino           1,051           1,038           2,089            1,146           1,181
         [Daihatsu]                            [        22 ]     [      26 ]     [      48 ]     [       27 ]     [      35 ]
         [Hino]                                [         8 ]     [       9 ]     [      17 ]     [        8 ]     [      11 ]
                     North America                     509             496           1,005              561             537
                        Europe                         234             207             441              218             239
                         Asia                          122             128             250              147             160
                     Latin America                      32              37              69               36              41
                        Oceania                         60              57             117               60              59
                        Africa                          38              36              74               40              77
              the Middle East and Others                56              77             133               84              68
--------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales (thousands of units)         1,696           1,742           3,438            1,662           1,916
--------------------------------------------------------------------------------------------------------------------------------
Housing Sales (units)                                  761           1,408           2,169            1,442           1,141
--------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                                     FY2005                     FY2005
                                                (Note 1)           FY2004                                     Prospects
                                                2nd Half       12 mos. ending         1Q                   Ending March 31,
                                                               March 31, 2004                              2005 U.S.GAAP
------------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                                3,449            6,513           1,744
    (Japan) - including Daihatsu & Hino             2,262            4,284           1,077
         [Daihatsu]                            [      342 ]     [      639 ]     [     162 ]
         [Hino]                                [       43 ]     [       87 ]     [      23 ]
    (Overseas) - including Daihatsu & Hino          1,187            2,229             667
         [Daihatsu]                            [       14 ]     [       24 ]     [      12 ]
         [Hino]                                [        - ]     [        - ]     [       - ]
                     North America                    545            1,034             297
                        Europe                        285              515             146
                         Asia                         218              402             150
                     Latin America                     36               67              21
                        Oceania                        56              115              28
                        Africa                         47               96              25
------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales (thousands of units)                  3,549            6,719           1,791                         7,200
    (Japan) - including Daihatsu & Hino             1,222            2,303             538                         2,340
         [Daihatsu]                            [      273 ]     [      513 ]     [     126 ]                   [     530 ]
         [Hino]                                [       26 ]     [       51 ]     [      10 ]                   [      50 ]
    (Overseas) - including Daihatsu & Hino          2,327            4,416           1,253                         4,860
         [Daihatsu]                            [       62 ]     [      110 ]     [      35 ]                   [     130 ]
         [Hino]                                [       19 ]     [       36 ]     [      11 ]                   [      40 ]
                     North America                  1,098            2,103             572                         2,220
                        Europe                        457              898             247                           980
                         Asia                         307              557             202                           800
                     Latin America                     77              146              45                           170
                        Oceania                       119              236              64                           210
                        Africa                        117              191              56                           220
              the Middle East and Others              152              285              67                           260
------------------------------------------------------------------------------------------------------------------------------
Total Retail Unit Sales (thousands of units)        3,578            7,016           1,856
------------------------------------------------------------------------------------------------------------------------------
Housing Sales (units)                               2,583            4,752             848
------------------------------------------------------------------------------------------------------------------------------


Supplementary Material for Financial Results for the 3 months ended June 30, 2004
(Consolidated)

                                                                                                                         (U.S. GAAP)
                                                                                                                         -----------

---------------------------------------------------------------------------------------------------------------------------------
                                                  FY2004 in accordance with U.S. GAAP
                                                                  (Note 1)                                        (Note 1)
                                                    1Q               2Q          1st Half           3Q               4Q

---------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate
    Yen to US Dollar Rate                              119             118             118              109             107
    Yen to Euro Rate                                   135             131             134              130             134
---------------------------------------------------------------------------------------------------------------------------------
Registered Toyota Vehicles (in Japan)
(thousands of units)                                   395             413             808              407             514
---------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)
    Toyota (excluding Mini-cars) (%)                  44.9            40.4            42.5             44.4            42.5
    Toyota, Daihatsu and Hino
    (including Mini-cars) (%)                         41.1                            39.7             40.0
---------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                                                265,532
---------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                        4,092.9         4,131.3         8,224.2          4,386.0         4,684.5
    Geographical Segment
                        Japan                      2,714.2         2,783.1         5,497.3          2,933.6         3,159.1
                    North America                  1,530.8         1,483.3         3,014.1          1,603.7         1,509.8
                       Europe                        529.9           502.4         1,032.3            514.3           617.7
                       Others                        548.7           554.1         1,102.8            592.5           666.6
                     Elimination                  -1,230.7        -1,191.6        -2,422.3         -1,258.1        -1,268.7
    Business Segment
                     Automotive                    3,798.5         3,791.9         7,590.4          4,055.3         4,328.1
                 Financial Services                  184.0           187.5           371.5            180.6           184.8
                      All Other                      183.7           220.0           403.7            214.7           277.8
                     Elimination                     -73.3           -68.1          -141.4            -64.6          -106.2
---------------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                   340.7           427.0           767.7            401.6           497.5
    (Operating Income Ratio) (%)               (       8.3 )     (    10.3 )     (     9.3 )     (      9.2 )     (    10.6 )
    Geographical Segment
                        Japan                        252.1           277.6           529.7            226.1           352.3
                    North America                     64.6            99.0           163.6            128.2            99.2
                       Europe                          6.1            16.4            22.5             24.7            25.3
                       Others                         20.5            32.8            53.3             24.3            19.3
                     Elimination                      -2.6             1.2            -1.4             -1.7             1.4
    Business Segment
                     Automotive                      333.9           368.7           702.6            347.8           468.6
                 Financial Services                   10.6            51.1            61.7             52.3            32.0
                      All Other                       -2.8             8.8             6.0              5.5             3.7
                     Elimination                      -1.0            -1.6            -2.6             -4.0            -6.8
---------------------------------------------------------------------------------------------------------------------------------
Income before taxes (billions of yen)                371.2           440.8           812.0            429.7           524.0
    (Income before taxes Ratio) (%)            (       9.1 )     (    10.7 )     (     9.9 )     (      9.8 )     (    11.2 )
---------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings of Affiliated Companies
    (billions of  yen)                                21.1            19.8            40.9             38.1            41.2
---------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                         222.5           301.9           524.4            286.4           351.2
    (Net Income Ratio) (%)                     (       5.4 )     (     7.3 )     (     6.4 )     (      6.5 )     (     7.5 )
---------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                                     FY2005                     FY2005
                                                (Note 1)           FY2004                                     Prospects
                                                2nd Half       12 mos. ending         1Q                   Ending March 31,
                                                               March 31, 2004                              2005 U.S.GAAP
------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate                                                                                             as premise:
    Yen to US Dollar Rate                             108              113             110                           105
    Yen to Euro Rate                                  132              133             132                           125
------------------------------------------------------------------------------------------------------------------------------
Registered Toyota Vehicles (in Japan)                                                                            approximately
(thousands of units)                                  921            1,729             378                         1,760
------------------------------------------------------------------------------------------------------------------------------
Market Share (Japan)                                                                                             approximately
    Toyota (excluding Mini-cars) (%)                 43.3             42.9            46.1                           43%
    Toyota, Daihatsu and Hino
    (including Mini-cars) (%)                                         39.6            41.6
------------------------------------------------------------------------------------------------------------------------------
Number of Employees                                                264,410                      (Note 2)
------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)                       9,070.5         17,294.7         4,510.3
    Geographical Segment
                        Japan                     6,092.7         11,590.0         2,857.6
                    North America                 3,113.5          6,127.6         1,626.1
                       Europe                     1,132.0          2,164.3           591.0
                       Others                     1,259.1          2,361.9           670.4
                     Elimination                 -2,526.8         -4,949.1        -1,234.8
    Business Segment
                     Automotive                   8,383.4         15,973.8         4,199.8
                 Financial Services                 365.4            736.9           180.9
                      All Other                     492.5            896.2           205.7
                     Elimination                   -170.8           -312.2           -76.1
------------------------------------------------------------------------------------------------------------------------------
Operating Income (billions of yen)                  899.1          1,666.8           448.6
    (Operating Income Ratio) (%)               (      9.9 )     (      9.6 )     (     9.9 )
    Geographical Segment
                        Japan                       578.4          1,108.1           253.0
                    North America                   227.4            391.0           129.8
                       Europe                        50.0             72.5            30.9
                       Others                        43.6             96.9            37.7
                     Elimination                     -0.3             -1.7            -2.8
    Business Segment
                     Automotive                     816.4          1,519.0           403.8
                 Financial Services                  84.3            146.0            46.2
                      All Other                       9.2             15.2             1.5
                     Elimination                    -10.8            -13.4            -2.9
------------------------------------------------------------------------------------------------------------------------------
Income before taxes (billions of yen)               953.7          1,765.7           470.4
    (Income before taxes Ratio) (%)            (     10.5 )     (     10.2 )     (    10.4 )
------------------------------------------------------------------------------------------------------------------------------
Equity in Earnings of Affiliated Companies
    (billions of  yen)                               79.3            120.2            34.7
------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)                        637.6          1,162.0           286.6
    (Net Income Ratio) (%)                     (      7.0 )     (      6.7 )     (     6.4 )
------------------------------------------------------------------------------------------------------------------------------


Supplementary Material for Financial Results for the 3 months ended June 30, 2004
(Consolidated)

                                                                                                                         (U.S. GAAP)
                                                                                                                         -----------

--------------------------------------------------------------------------------------------------------------------------------
                                                  FY2004 in accordance with U.S. GAAP
                                                                  (Note 1)                                        (Note 1)
                                                    1Q               2Q          1st Half           3Q               4Q

--------------------------------------------------------------------------------------------------------------------------------
Research & Development (billions of yen)             148.1           156.5           304.6            172.8           204.8
--------------------------------------------------------------------------------------------------------------------------------
Depreciation (billions of yen)                       180.1           196.6           376.7            180.5           230.9
    Geographical Segment
                        Japan                        113.3           115.8           229.1            114.2           143.5
                    North America                     38.7            54.2            92.9             39.4            44.2
                       Europe                         14.3            14.0            28.3             14.4            23.7
                       Others                         13.8            12.6            26.4             12.5            19.5
--------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures (billions of yen)               180.9           240.5           421.4            196.9           339.4
    Geographical Segment
                        Japan                         93.1           150.6           243.7            123.5           197.7
                    North America                     50.9            41.1            92.0             30.0            87.9
                       Europe                         18.3            24.6            42.9             17.9            26.9
                       Others                         18.6            24.2            42.8             25.5            26.9
--------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets (billions of yen)                                              3,167.6
--------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                                                       1.0
--------------------------------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)                                                    20,777.1
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (billions of yen)                                             7,572.4
--------------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)                                  12.3                            14.3             15.1
--------------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)                                    4.3                             5.1              5.5
--------------------------------------------------------------------------------------------------------------------------------
Number of Consolidated Subsidiaries                                                    561
--------------------------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted
for Under the Equity Method                                                             54
--------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                                     FY2005                     FY2005
                                                (Note 1)           FY2004                                     Prospects
                                                2nd Half       12 mos. ending         1Q                   Ending March 31,
                                                               March 31, 2004                              2005 U.S.GAAP
------------------------------------------------------------------------------------------------------------------------------
Research & Development (billions of yen)            377.6            682.2           158.7                         680.0
------------------------------------------------------------------------------------------------------------------------------
Depreciation (billions of yen)                      411.4            788.1           181.2      (Note 3)           800.0
    Geographical Segment
                        Japan                       257.7            486.8           112.8                         480.0
                    North America                    83.6            176.5            38.7                         160.0
                       Europe                        38.1             66.4            16.6                          80.0
                       Others                        32.0             58.4            13.1                          80.0
------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures (billions of yen)              536.3            957.7           215.5      (Note 3)           990.0
    Geographical Segment
                        Japan                       321.2            564.9           128.6                         590.0
                    North America                   117.9            209.9            34.6                         140.0
                       Europe                        44.8             87.7            14.7                          90.0
                       Others                        52.4             95.2            37.6                         170.0
------------------------------------------------------------------------------------------------------------------------------
Total Liquid Assets (billions of yen)                              3,229.8                      (Note 4)
------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow (billions of yen)                                     949.9                      (Note 5)
------------------------------------------------------------------------------------------------------------------------------
Total Assets (billions of yen)                                    22,040.2        22,605.4
------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (billions of yen)                             8,178.6         8,349.9
------------------------------------------------------------------------------------------------------------------------------
Return on Equity (%)                                                  15.2            13.9
------------------------------------------------------------------------------------------------------------------------------
Return on Asset (%)                                                    5.5             5.1
------------------------------------------------------------------------------------------------------------------------------
Number of Consolidated Subsidiaries                                    554
------------------------------------------------------------------------------------------------------------------------------
Number of Affiliates Accounted
for Under the Equity Method                                             53
------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2005 Q1 (billions of yen, approximately)
                                            Consolidate    Unconsolidated      Subsidiaries
Operational Efforts                               170.0              50.0             120.0
Cost Reduction Efforts                             40.0              20.0              20.0
   From Engineering                                25.0              15.0              10.0
   From Manufacturing and Logistics                15.0               5.0              10.0
Unfavorable Foreign Exchange Rate       (triangle) 70.0   (triangle) 60.0   (triangle) 10.0
Increases in Expenses, etc.             (triangle) 32.1   (triangle) 17.9   (triangle) 14.2
---------------------------------------------------------------------------------------------


Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.